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17018540

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 9/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SA Stone Wealth Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Perimeter Park South, Suite 500W
(No. and Street)

Birmingham	AL	35243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Wagstaff (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
2017 NOV 29 PM 4
SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Jay W. Carter and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SA Stone Wealth Management Inc., as of September 30, 2017, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO, SA Stone Wealth Management Inc.
Title



Signature

CFO, SA Stone Wealth Management Inc.
Title



Notary Public



CARRIE KELLY
My Commission Expires
May 23, 2020

This report **contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
	(c)	Statement of Income (Loss).
	(d)	Statement of Changes in Financial Condition.
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3–3.
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*



2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
SA Stone Wealth Management Inc.

We have audited the accompanying statement of financial condition of SA Stone Wealth Management Inc. (a Delaware corporation) as of September 30, 2017, and the related notes to the financial statement. The financial statement is the responsibility of SA Stone Wealth Management Inc.'s management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SA Stone Wealth Management Inc. as of September 30, 2017 in accordance with accounting principles generally accepted in the United States of America.

Warren Averett, LLC

Birmingham, Alabama
November 22, 2017

SA STONE WEALTH MANAGEMENT INC.
(A Wholly-Owned Subsidiary of INTL FCStone Inc.)
Statement of Financial Condition
September 30, 2017

Assets		
Cash and cash equivalents	$	9,310,951
Deferred tax asset, net		4,305,176
Furniture and equipment (less accumulated depreciation and amortization of $29,347)		61,191
Other assets		2,402,716
Total assets	$	16,080,034
Liabilities and Stockholder's Equity		
Due to Parent	$	1,377,322
Due to affiliates		263,239
Payable to financial advisors		1,734,752
Other liabilities		2,122,700
Total liabilities		5,498,013
Stockholder's equity:		
Common stock, $0.001 par value. 2,500 shares authorized, issued, and outstanding		2
Additional paid-in capital		7,987,139
Retained earnings		2,594,880
Total stockholder's equity		10,582,021
Total liabilities and stockholder's equity	$	16,080,034

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Principles of Consolidation

SA Stone Wealth Management Inc. (the Company), a wholly owned subsidiary of INTL FCStone Inc. (INTL or the Parent). The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities include the execution of securities transactions for institutional and retail customers, as well as sales of insurance products to retail customers. Institutional and retail customers are introduced to the Company through a network of financial advisors and third-party marketing agreements with various banks. All securities transactions are settled through an affiliated clearing broker on a fully disclosed basis.

The Company contracts with INTL FCStone Financial Inc. (IFF), an affiliate, to serve as the clearing and carrying broker, to clear and perform the majority of other back office operations, and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the SEC. Under the terms of the agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. Management has not experienced and does not expect any significant losses under this agreement.

On July 1, 2017, Sterne Agee & Leach, Inc. (SALI), the Company's former clearing and carrying broker, merged with IFF. Upon this date, IFF assumed the clearing and carrying contract with the Company.

(b) Use of Estimates in Financial Statements

The accounting principles used in preparing the statement of financial condition conform with accounting principles generally accepted in the United States of America (U.S. GAAP) and with general practices followed by broker/dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, allowance for deferred taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less.

(d) Accounting for Securities Transactions and Other Activity

Receivables/payables with broker/dealers, if any, are recorded on a settlement-date basis, which does not differ materially from a trade-date basis.

Securities owned and securities sold but not yet purchased are stated at fair value.

(e) Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets.

(f) Other Assets

Other assets consist primarily of notes receivable from financial advisors and other receivables. Also included within other assets are prepaid assets of $1,201,851 as of September 30, 2017.

(g) Subsequent Events

The Company has evaluated subsequent events and their potential effects on this statement of financial condition through the date of the issued financial statement. The Company does not believe there are any material subsequent events that would require further recognition or disclosure to the September 30, 2017 statement of financial condition.

(h) Recent Accounting Pronouncements

In October 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU requires entities to recognize at the transaction date the income tax consequences of intercompany asset transfers other than inventory. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. The adoption of this standard should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company expects to adopt this guidance starting October 1, 2018. The adoption of this standard is not expected to have a material impact on the statement of financial condition of the Company.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606).ASU 2014-09 completes the joint effort by the FASB and International Accounting Standards Board(IASB) to improve financial reporting by creating common revenue recognition guidance for GAAP and International Financial Reporting Standards (IFRS). In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)." ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing." ASU 2016-10 clarifies the implementation guidance on identifying performance obligations. These ASUs apply to all companies that enter into contracts with customers to transfer goods or services. These ASUs are effective for public entities for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company expects to adopt this guidance starting October1, 2018. Entities have the choice to apply these ASUs either retrospectively to each reporting period presented or by recognizing the cumulative effect of applying these standards at the date of initial application and not adjusting comparative information. The Company plans to adopt the new standard using the modified retrospective method which will result in a cumulative effect adjustment as of the date of adoption. By selecting this adoption

method, the Company will disclose the amount, if any, by which each financial statement line item is affected by the standard in the current reporting period as compared with the guidance that was in effect before adoption. Our implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. As a result of the initial evaluation performed, the Company does not expect that there will be material changes to the timing of revenue, but does anticipate additional disclosures to be provided in our financial statements after adoption of the new standard. The Company is continuing to assess the impact of the new standard as we progress through the implementation process and as industry interpretations are resolved.

(2) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2017, the Company had net capital of $4,450,202, which was $4,108,989 in excess of required net capital.

The Company claims an exemption from the provisions of the SEC's Customer Protection – Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(3) Commitments and Contingencies

The Company, in its capacity as a broker/dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. The Company has been indemnified by Stifel Financial Corp. (Stifel), per the June 29, 2016 acquisition agreement between INTL and Stifel, for certain litigation matters. Management does not expect that the resolution of any litigation or regulatory matters will have a material impact on the Company's financial position.

(4) Related-Party Transactions

SALI, IFF and INTL provided/provides management, consulting, and financial services to the Company. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

SALI and IFF provided/provides office space, communications, and clearing services to the Company in the normal course of operations.

Cash and cash equivalents are held in accounts with IFF. IFF serves as the custodian for the Company for securities, cash, and other property owned by or in fiduciary accounts. IFF occasionally maintains cash balances in excess of the insured limits of the Federal Deposit Insurance Corporation. However, management has not and does not expect to incur any losses related to the excess cash balances.

The Company paid a dividend to the Parent in the amount of $1,800,000, which was declared on May 22, 2017 and paid prior to September 30, 2017. Additionally, the Company declared a dividend to the Parent in the amount of $900,000 on August 10, 2017 which was paid subsequent to September 30, 2017.

(5) Income Taxes

The Company is included in the consolidated federal income tax return filed by INTL. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit

calculated is either remitted to or received from INTL. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws, and rates. Deferred tax expense or benefit is recognized in the statement of financial condition for the changes in deferred tax liabilities or assets between years.

Deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. The net deferred tax asset in the statement of financial condition has been recorded as follows:

		September 30, 2017
Deferred tax asset:		
Bad debt reserves	$	564,637
Depreciation and amortization		3,888,253
Accrued vacation		35,448
Total deferred tax asset		4,488,338
Deferred tax liability:		
Prepaid expenses		(183,162)
Total deferred tax liability		(183,162)
Deferred tax asset, net	$	4,305,176

Management assesses the available positive and negative evidence to estimate if sufficient taxable income will be generated to permit the use of its deferred tax assets. On the basis of this evaluation, as of September 30, 2017, the Company believes it is more likely than not that it will realize the tax benefit of the deferred tax assets in the future.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of September 30, 2017, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company's tax returns for tax years prior to 2012 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities. INTL has filed tax returns through fiscal year ended September 30, 2016.